DBX ETF Trust

345 Park Avenue

New York, NY 10154

August 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DBX ETF Trust (the “Trust”)
Securities Act File No. 333-170122
Investment Company Act File No. 811-22487
Post-Effective Amendment No. 293
Amendment No. 295
Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 293 (the “Amendment”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-15-297736) on August 20, 2015. The Amendment relates solely to Deutsche X-trackers FTSE Developed ex US Enhanced Beta ETF, Deutsche X-trackers FTSE Emerging Enhanced Beta ETF and Deutsche X-trackers Russell 1000 Enhanced Beta ETF. The reason for withdrawal is that the Amendment was filed using incorrect series and class codes.

The Amendment has not yet become effective and no securities have been sold in connection with the filing. Accordingly, the Trust believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

/s/ Alex Depetris

Alex Depetris

President, Chief Executive Officer and Secretary